Exhibit 23.5

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors
Xfone, Inc.

Gentlemen:

We consent to the inclusion of our Independent Auditor’s Report dated September 17, 2007 with respect to the consolidated balance sheets of NTS Communications, Inc. and subsidiaries as of July 31, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.  We consider these statements equivalent to reissuance of the original report dated September 17, 2007 and have performed no additional procedures and made no additional investigations or inquiries as to events since that date.  We understand that the audit report dated September 17, 2007 is to be used in the filing of Amendment No. 2 to the Form S-1, for Xfone, Inc.

/s/ Phillips & Associates, CPA’s
Phillips & Associates, CPA’s
Date: August 28, 2008